AIR TRANSPORTATION HOLDING COMPANY, INC. AND SUBSIDIARIES

Exhibit 21.1

List of Subsidiaries of Air Transportation Holding Company, Inc.

 1) Mountain Air Cargo, Inc.        a North Carolina Corporation

 2) CSA Air, Inc.                   a North Carolina Corporation

 3) Mountain Aircraft Services, LLC a North Carolina Limited Liability Company

 4) Global Ground Support, LLC      a North Carolina Limited Liability Company